Exhibit 99.1

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel

May 10, 2018
________________________________

NOTICE OF 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON JUNE 18, 2018
________________________

Dear MediWound Ltd. Shareholders:

We cordially invite you to attend the 2018 annual general meeting of shareholders, or the Meeting, of MediWound Ltd., or the Company, to be held at 9:30 a.m. (Eastern Daylight Time) on Monday, June 18, 2018, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

The Meeting is being called for the following purposes:

(1)
To approve the re-election of each of Messrs. Stefan T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Company’s Board of Directors, or the Board, to serve until the next annual general meeting of shareholders of the Company, until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
To approve an amendment to our Articles of Association to increase the number of ordinary shares we are authorized to issue from 32,244,508 ordinary shares to 37,244,508 ordinary shares and correspondingly increase the authorized share capital of our Company from NIS 322,445.08 to NIS 372,445.08; and

(4)	To approve the 2017 annual bonus for, and amendment to the terms of engagement of, Gal Cohen, our President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2018 and available at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date of shareholders entitled to vote at the Meeting has been set as the close of business on Tuesday, May 15, 2018.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions and broker non-votes) is necessary for the approval of each of the proposals.

In addition, the approval of Proposal 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•          the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•          the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in the Company or has the right to appoint the majority of the directors or chief executive officer of the Company, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the Company. For purposes of Proposal 4, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in the Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of the Company for purposes of the vote on Proposal 4.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

Shareholders who are unable to attend the Meeting in person will be requested to complete, date and sign all enclosed proxy cards and return them promptly to the Company by mail. No postage will be required if they are mailed in the United States to our United States transfer agent, American Stock Transfer & Trust Company, LLC. If you are a registered shareholder and are submitting your completed, executed proxy card in the enclosed envelope, it must be received by our transfer agent not later than 11:59 p.m. Eastern Daylight Time on Sunday, June 17, 2018 in order to be validly included in the tally of shares voted at the Meeting. Alternatively, you may send your completed, executed proxy card to our registered Israeli offices so that it is received no later than 5:30 a.m. Eastern Standard Time (12:30 p.m. Israel time) on the meeting date. Your proxy card, if properly executed, will be voted in the manner directed by you. Detailed proxy voting instructions will be provided both in the proxy statement and on the proxy card that will be sent to you.

If your ordinary shares are held in “street name”, that is, in a brokerage account or by a trustee or nominee, please follow the instructions that will be provided to you concerning your submission of your voting instruction form to your broker, trustee or nominee.

This notice, proxy statement and related proxy card are also being furnished to the United States Securities and Exchange Commission, or SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov or at the Company’s website — at www.mediwound.com.  The full text of the proposed resolutions, together with the form of proxy card for the Meeting, may also be viewed beginning on May 20, 2018, at the registered office of the Company, 42 Hayarkon Street, Yavne 8122745, Israel, upon prior coordination with the Company.  Our telephone number at our registered office is +972-77-971-4100.

Sincerely,

Mr. Stephen T. Wills
Chairman of the Board of Directors

- ii -

MEDIWOUND LTD.
42 Hayarkon Street, Yavne 8122745, Israel
+ 972 77 971 4100
__________________________

PROXY STATEMENT
______________________

2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors (the “Board”) of MediWound Ltd. (“MediWound” or the “Company”), to be voted at the 2018 Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of 2018 Annual General Meeting of Shareholders.  The Meeting will be held at 9:30 a.m. (Eastern Daylight Time) on Monday, June 18, 2018, at the offices of Latham & Watkins LLP, 885 Third Avenue, New York, New York 10022.

This Proxy Statement, the attached Notice of 2018 Annual General Meeting of Shareholders and the enclosed proxy card are being made available to holders of MediWound ordinary shares, par value 0.01 New Israeli Shekels (“NIS”) per share (“ordinary shares”), on or about May 20, 2018.

You are entitled to vote at the Meeting if you hold ordinary shares as of the close of business on Tuesday, May 15, 2018, the record date for the Meeting.  You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below.  Our Board urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The Meeting is being called for the following purposes:

(1)
To approve the re-election each of Messrs. Stefan T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver (who are incumbent directors), to the Board, to serve until the next annual general meeting of shareholders of the Company and until each of their successors is duly appointed and qualified, or until any of their earlier resignation or removal;

(2)
To approve the re-appointment of Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm until the next annual general meeting of shareholders of the Company and authorize the Board (with power of delegation to its audit committee) to fix the independent registered public accounting firm’s remuneration in accordance with the volume and nature of its services;

(3)
To approve an amendment to our Articles of Association to increase the number of ordinary shares we are authorized to issue from 32,244,508 ordinary shares to 37,244,508 ordinary shares and correspondingly increase the authorized share capital of our Company from NIS 322,445.08 to NIS 372,445.08; and

(4)	To approve the 2017 annual bonus for, and amendment to the terms of engagement of, Gal Cohen, our President and Chief Executive Officer.

At the Meeting, we will also present and discuss our audited annual consolidated financial statements for the year ended December 31, 2017, as previously made available to our shareholders as part of our Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 19, 2018 and available at www.sec.gov and at the “Investor Relations” section of our Company’s website, www.mediwound.com. We will also transact such other business as may properly come before the Meeting or any adjournment thereof.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above proposals.

Quorum

On April 30, 2018, we had 27,047,737 ordinary shares issued and outstanding.  Each ordinary share outstanding as of the close of business on the record date, May 15, 2018, is entitled to one vote upon each of the proposals to be presented at the Meeting.  Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power.  If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the chairman of the Meeting with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment.  At such adjourned meeting, the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum.  A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner votes its shares generally for the Meeting, but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.  It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count towards the vote on a particular proposal.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of each of the proposals.

In addition, the approval of each of Proposal 4 requires that one of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•
the majority voted in favor of the proposal includes a majority of the shares held by shareholders who are neither controlling shareholders nor in possession of a conflict of interest (referred to under the Israeli Companies Law, 5759-1999 (the “Companies Law”) as a “personal interest”) in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•
the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against the proposal does not exceed 2% of the aggregate voting power in the Company.

For purposes of the foregoing, a “controlling shareholder” is any shareholder that has the ability to direct a company’s activities (other than by means of being a director or other office holder of the company). A person is presumed to be a controlling shareholder if he, she or it holds 50% or more of the voting rights in a company or has the right to appoint the majority of the directors of a company or its chief executive officer, but excludes a shareholder whose power derives solely from his or her position as a director of the Company or from any other position with the company. For purposes of Proposal 4, a “controlling shareholder” furthermore includes any shareholder holding 25% or more of the voting rights in our Company if no other shareholder holds more than 50% of the voting rights.

As far as we are aware, Clal Biotechnology Industries Ltd. (due to both its own holdings and the holdings of its wholly-owned subsidiary, Clal Life Sciences, LP) will be deemed to be a controlling shareholder of our Company for purposes of the vote on Proposal 4.

A “personal interest” of a shareholder (i) includes an interest of any member of the shareholder’s immediate family (i.e., spouse, sibling, parent, parent’s parent, descendent, the spouse’s descendent, sibling or parent, and the spouse of each of these) or an interest of an entity with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or its voting rights or has the right to appoint a director or the chief executive officer; and (ii) excludes an interest arising solely from the ownership of shares of the company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be treated as the vote of an interested shareholder, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate on the proxy card) whether or not such shareholder has a conflict of interest in the approval of Proposal 4, and failure to do so disqualifies the shareholder from participating in the vote on Proposal 4.  In order to confirm that you lack a conflict of interest in the approval of either such proposal and in order to therefore be counted towards the special majority required for the approval of each such proposal, you must check the “FOR” box under Item 4A on the accompanying proxy card when you record your vote on Proposal 4.

If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote for or against Proposal 4, you should not check the box under Item 4A on the enclosed proxy card or voting instruction form and you should not vote on Proposal 4 via the proxy card.  Instead, you should contact our general counsel, at telephone +972-77-971-4100, fax +972-77-971-4182 or email yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on Proposal 4.  In that case, your vote will be counted towards the ordinary majority required for the approval of Proposal, but will not be counted towards the special majority required for approval of that proposal.

If you hold your shares in “street name” (i.e., shares that are held through a bank, broker or other nominee), please follow the instructions below under “How You Can Vote—Shareholders Holding in Street Name” to indicate whether or not you are a controlling shareholder or have a conflict of interest when you submit your voting instructions to your bank, broker or other nominee on Proposal 4.

How You Can Vote

You can vote your shares by attending the Meeting, by completing and signing a proxy card, or, if you are a shareholder holding your shares in “street name,” by providing voting instructions to your bank, broker or other nominee in one of the manners described below.

Shareholders of Record

If you are a shareholder of record (that is, you hold a share certificate that is registered in your name), you can submit your vote by completing, signing and submitting (in the enclosed envelope) the enclosed proxy card.  If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on the Company’s website at http://ir.mediwound.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our general counsel via fax +972-77-971-4182 or email yaronm@mediwound.com.  We reserve the right to require further identifying information from you if you submit your proxy card in that manner.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at 42 Hayarkon Street, Yavne 8122745, Israel no later than 5:30 a.m. Eastern Daylight Time (12:30 p.m. Israel time) on the meeting date, or our registrar and transfer agent receives it in the enclosed envelope not later than 11:59 p.m. Eastern Daylight Time on Sunday, June 17, 2018.

Please follow the instructions on the proxy card.  If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct.  If you sign and return your proxy card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board with respect to Proposals 1, 2 and 3, and will be deemed to have abstained with respect to Proposal 4 (unless you confirm in writing that you lack a conflict of interest in the approval of Proposal 4, in which case your shares will be voted in favor of Proposal 4).  The persons named as proxies in the enclosed proxy card will furthermore vote in accordance with the recommendations of the Board on any other matters that properly come before the Meeting.

You must remember to confirm in writing via Item 4A on the proxy card that you lack a conflict of interest in the approval of Proposal 4 (when voting on Proposal 4), or else (if you have such a conflict of interest) contact our General Counsel at telephone +972-77-971-4100, fax +972-77-971-4182 or email yaronm@mediwound.com who will advise you as to how to submit your vote for this proposal.

Shareholders Holding in “Street Name”

If you hold ordinary shares in “street name”, that is, you are an underlying beneficial holder who holds ordinary shares through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with your voting instructions. As per the information that is being sent to you, a beneficial holder may provide voting instructions in one of three ways:  (i) completing and mailing the physical voting instruction form in the envelope provided; (ii) completing the online version of the voting instruction form at www.proxyvote.com (please use your control number); and (iii) voting via telephone (by dialing the telephone number provided in the physical or electronic voting information being sent to you).  Because a beneficial holder is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your shares, giving you the right to vote the shares at the Meeting, and also bring an account statement that shows that you own your shares as of the record date for the Meeting (May 15, 2018).

If no instructions are received by the bank, broker or other nominee from you on or before the date established for such purpose with respect to the proposals, the bank, broker or other nominee will not vote your shares (commonly referred to as a “broker non-vote”).

Where a beneficial owner has executed and returned a voting instruction form, but has not provided voting instructions with respect to any specific proposals, and the broker, trustee or nominee may not cast a vote with respect to the proposals, the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but will not be considered “present” for the purpose of voting on the particular proposals.  Such shares have no impact on the outcome of the voting on any of the proposals.

If you hold shares as a beneficial owner, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the vote on these important matters.  You must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of Proposal 4 (when submitting your voting instructions on this proposal).

Revocation of a Proxy

Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting.  Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company’s transfer agent, American Stock Transfer & Trust Company, by 11:59 p.m. EDT on Sunday, June 17, 2018, or at the Company’s Israeli offices by 5:30 a.m. EDT (12:30 p.m., Israel time) on the meeting date (Monday, June 18, 2018), will be voted in favor of the proposals and any other matters that may be presented by the Board at the Meeting, as described above.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about May 21, 2018.  Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact.  We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available in the “Investor Relations” section of our Company’s website, www.mediwound.com.  The contents of that website are not a part of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, based on publicly available information and/or information obtained by the Company upon its inquiry, which, except as indicated below, is provided as of April 30, 2018.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Clal Biotechnology Industries Ltd. (3)	9,429,555	34.9%
Wellington Management Group LLP (4)	3,642,979	13.5%
Lior Rosenberg (5)	1,939,072	7.1%
Migdal Insurance & Financial Holdings Ltd. (6)	2,209,368	8.2%
Yelin Lapidot Mutual Funds Management Ltd. (7)	1,432,381	5.3%
Directors and executive officers (8)	2,890,648	10.7%

(1)
Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 27,047,737 ordinary shares that are issued and outstanding as of April 30, 2018.

(3)
Shares beneficially owned consist of: (i) 8,248,973 ordinary shares held by Clal Life Sciences, LP, an Israeli limited partnership, whose managing partner is Clal Application Center Ltd., a wholly‑owned subsidiary of CBI; and (ii) 1,220,582 ordinary shares held by CBI, as reported by CBI on a Schedule 13G/A filed on February 6, 2018. As reported on a Schedule 13G/A filed on February 14, 2018 by Access Industries Holdings LLC, Access Industries Holdings LLC indirectly owns 100% of the outstanding shares of Clal Industries Ltd., which owns the majority of the outstanding shares of, and controls, CBI. The address of Clal Industries Ltd. is the Triangular Tower, 3 Azrieli Center, Tel Aviv 67023, Israel and the address of Access Industries Holdings LLC is c/o Access Industries Group, 730 Fifth Avenue, New York, New York 10019, United States.

(4)
Shares beneficially owned consist of 3,642,979 ordinary shares owned of record by clients of one or more investment advisers directly or indirectly owned by Wellington Management Group LLP. As reported on a Schedule 13G/A filed on February 8, 2018, of the 3,642,979 shares beneficially owned, Wellington Management Group LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to all 3,642,979 ordinary shares; Wellington Group Holdings LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to all 3,642,979 ordinary shares; Wellington Investment Advisors Holdings LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to all 3,642,979 ordinary shares; and Wellington Management Company LLP has shared voting power with respect to 3,357,621 ordinary shares and shared dispositive power with respect to 3,567,063 ordinary shares. The address of Wellington Management Group is c/o Wellington Management Company LLP, 280 Congress Street, Boston, MA 02210.

(5)
As reported on a Schedule 13G/A filed on February 8, 2018, shares beneficially owned consist of: (i) 140,367 ordinary shares held directly by Prof. Rosenberg; (ii) 88,500 ordinary shares issuable upon exercise of outstanding options held directly by Prof. Rosenberg that are currently exercisable or exercisable within 60 days of December 31, 2017; and (iii) 1,710,205 ordinary shares held by L.R. Research and Development Ltd. in trust for the benefit of Prof. Rosenberg. Prof. Rosenberg is the sole shareholder of L.R. Research and Development Ltd.

(6)
Shares beneficially owned consist of: (i) 1,992,422 ordinary shares held for members of the public through, among others, provident funds, mutual funds, pension funds and insurance policies, which are managed by subsidiaries of Migdal Insurance & Financial Holdings Ltd (“Migdal”), according to the following segmentation: 1,172,094 ordinary Shares are held by Profit participating life assurance accounts and 820,328 ordinary Shares are held by Provident funds and companies that manage provident funds, , and (ii) 216,946 are beneficially held for their own account (Nostro account), as reported by Migdal on a Schedule 13G filed on January 22, 2018. Migdal is a widely held public company listed on the Tel Aviv Stock Exchange. The address of Migdal is 4 Efal Street, Petah Tikva 49512, Israel.

(7)
Shares beneficially owned consist of 1,432,381 ordinary shares owned of record by Yelin Lapidot Mutual Funds Management Ltd., a wholly‑owned subsidiary of Yelin Lapidot Holdings Management Ltd. (“Yelin Lapidot Holdings”), for the benefit of the members of the mutual funds. Yelin Lapidot Holdings, Yelin Lapidot Mutual Funds Management Ltd., Dov Yelin and Yair Lapidot each have shared voting and dispositive power with respect to all 1,432,381 shares. Dov Yelin and Yair Lapidot each own 24.38% of the share capital and 25% of the voting rights of Yelin Lapidot Holdings, and are responsible for the day‑to‑day management of Yelin Lapidot Holdings. Yelin Lapidot Mutual Funds Management Ltd. operates under independent management and makes its own independent voting and investment decisions. The address of Yelin Lapidot Holdings is 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel.

(8)
Consists of (i) 1,856,029 ordinary shares directly or beneficially owned by the Company’s directors and executive officers; and (ii) 1,034,619  ordinary shares constituting the cumulative aggregate number of shares underlying outstanding options granted to the executive officers and directors which will have vested within 60 days of April 30, 2018 (i.e., on or prior to June 29, 2018).

ADDITIONAL INFORMATION REGARDING OUR BOARD, CORPORATE GOVERNANCE AND
COMPENSATION OF OUR OFFICERS AND DIRECTORS

Item 6.B of our Annual Report on Form 20-F for the year ended December 31, 2017, which we filed with the SEC on March 19, 2018 (the “2017 Form 20-F”), contains information regarding compensation paid to our directors and certain officers (including our five most highly compensated officers) in, or with respect to, 2017.  Item 6.C of our 2017 Form 20-F contains additional information regarding our Board, its committees and our corporate governance practices.  We encourage you to review those items of our 2017 Form 20-F (which we incorporate by reference herein) to obtain additional information.

PROPOSAL 1
RE-ELECTION OF FOUR DIRECTORS

Background

We currently have a board of directors composed of six directors, including two external directors elected pursuant to the requirements of the Companies Law.  A director who is not an external director is elected annually and holds office until the next annual general meeting of shareholders following the general meeting at which such director was elected or until his or her earlier resignation or removal pursuant to a resolution of a general meeting of shareholders or applicable law.

Our board of directors has nominated Messrs. Stefan T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver, our four incumbent directors who are not external directors, for re-election as directors at the Meeting.

The Board has previously determined that each of Mr. Wills and Dr. Driver satisfies the Companies Law’s independent director requirements as well as the independence requirements under the NASDAQ Listing Rules.

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company.  A general shareholder meeting of a public company at which the appointment of a director is to be considered may not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements, and provides details of his or her applicable qualifications.

The following information is supplied with respect to each nominee for re-election to the Board and is based upon the records of the Company and information provided to us by the nominees:

Stefan T. Wills has served as a member of our board of directors since May 2017 and as Chairman of our board since October 2017. Mr. Wills has served, since 1997, as Executive Vice President, Secretary, Treasurer and Chief Financial Officer of Palatin Technologies, Inc. (“Palatin”), a publicly‑held biopharmaceutical company developing targeted, receptor‑specific peptide therapeutics for the treatment of diseases with significant unmet medical need and commercial potential. He has served in various roles at Palatin since 1997, including as Executive Vice President of Operations from 2005 until June 2011 and as Chief Operating Officer and Executive Vice President from 2011 to present. Mr. Wills served as Executive Chairman and Interim Principal Executive Officer of Derma Sciences, Inc. (“Derma”), a publicly‑held company providing advanced wound care products, from December 2015 until February 2017 when Derma was acquired by Integra Life Sciences Holding Corporation. Mr. Wills also served as the lead director of Derma until December 2015 and as Derma’s Chief Financial Officer from 1997 to 2000. Mr. Wills serves on the board of trustees and executive committee of The Hun School of Princeton, and, from 1991 to 2000, he was the President and Chief Operating Officer of Golomb, Wills & Company, P.C., a public accounting firm. Mr. Wills, a certified public accountant, received his B.S. in accounting from West Chester University, and an M.S. in taxation from Temple University.

Ofer Gonen has served as a member of our board of directors since September 2003. Mr. Gonen is also the Chief Executive Officer of Clal Biotechnology Industries Ltd. (“CBI”). Mr. Gonen manages CBI’s life science investments, business development, U.S.‑based operations and investment support of CBI’s portfolio companies. Mr. Gonen serves as an executive chairman and board member of several companies: Gamida Cell Ltd., CureTech Ltd., Campus Bio L.P., Clal Life Sciences L.P. and Clal Application Center Ltd. Prior to joining CBI, Mr. Gonen was the general manager of Biomedical Investments as well as a technology consultant to various Israeli venture capital funds and an Academic Aide to the Governor of the Bank of Israel. Mr. Gonen gained extensive experience in R&D the management in defense‑oriented projects within the prestigious “Talpiot” program of the Israel Defense Forces, for which he was awarded the Israeli National Security Medal. Mr. Gonen holds a B.Sc. in Physics, Mathematics and Chemistry from the Hebrew University of Jerusalem and an M.A. in Economics and Finance from Tel Aviv University, Israel.

Assaf Segal has served as a member of our board of directors since October 2017. Mr. Segal has served as the Chief Financial Officer at Clal Biotechnology Industries Ltd. since July 2015. Prior to that time, Mr. Segal was a Partner at Variance Economic Consulting Ltd., from 2004 until June 2015, where he provided in‑depth consulting for international and local clients in a wide range of industries, including telecommunications, internet, biotech, heavy industry and financial sectors. Previously, he founded a start‑up software company. Mr. Segal also previously held a managerial position at PriceWaterhouseCoopers Corporate Finance and was an Economic Department manager at the North American division of Amdocs Inc. His experience also includes risk management and house account (“Nostro”) trading at the Union Bank of Israel, and serving as an economist for capital markets in the Research Department of the Bank of Israel. Mr. Segal also has many years of experience in economic consulting and company valuations, joint ventures and financial instruments for investments, M&A, and IPOs. He has 15 years of experience in economic consulting for international and local clients in the Bio‑Tech sector as well as in Hi‑Tech, financial and other sectors. He holds a B.A. in Economics and Statistics and an M.B.A. (Finance and Information Systems) from the Hebrew University of Jerusalem.

Vicki R. Driver has served as a member of our board of directors since May 2017. Dr. Driver is board certified in foot surgery by the American Board of Podiatric Surgery and is a Fellow at the American College of Foot and Ankle Surgeons, licensed in Rhode Island. Her career as a podiatric physician and surgeon has included a special emphasis on limb preservation and wound healing in her medical practice, as well as, research and education. Dr. Driver has been a Professor of Surgery in the Department of Orthopedics at Brown University (Clinical) since 2014. She has served for 9 years on the Board of Directors for the Association for the Advancement of Wound Care (“AAWC”), and recently completed her tenure as President for this international organization. Dr. Driver is also the chair of Wound Care Experts and U.S. Food and Drug Administration (“FDA”) Clinical Endpoints Project. She has just been named to serve as member at large to the Board of Directors of the Wound Healing Society (“WHS”) and Board Member to the Critical Limb Ischemia (“CLI”) Global Society. In addition, she serves on multiple national and international clinical committees that focus on preventing limb loss and improving wound healing in the high‑risk population. She has served as an investigator for more than 70 important multi‑center randomized clinical trials, as well as developed and supervised multiple research fellowship training programs. She has served and chaired multiple committees for large national and international pivotal clinical trials and has authored over 120 publications and abstracts. Dr. Driver is credited with the development and directorship of multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence, including Military/VA, Hospital and University based programs. Since 2015, she has served as Director, Translational Medicine, Wound Healing at the Novartis Institute for Biomedical Research. From 2011 to 2014, she was Program Director, Inaugural Educational Committee at the American College of Wound Healing and Tissue Repair at University of Illinois School of Medicine. From 2011 to 2015, she was also Scientific Director, Colorado Prevention Center, Wound Care Laboratory at the University of Colorado. From 2012 to 2015, Dr. Driver held a number of positions at the Providence Veterans Administration Medical Center in Rhode Island, including Chief, Section of Podiatric Surgery and Director, Clinical Research, Limb Preservation and Wound Healing. Prior thereto, she held various positions at multiple major multidisciplinary Limb Preservation – Wound Healing Centers of Excellence. Dr. Driver received a Doctorate of Podiatric Medicine and Surgery from the California College of Podiatric Medicine and Surgery and a Masters in Medical Education from Samuel Merritt University.

Proposed Resolutions

We are proposing the adoption by our shareholders of the following resolutions pursuant to Proposal 1 at the Meeting:

(a)
“RESOLVED, that Mr. Stefan T. Wills be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(b)
“RESOLVED, that Mr. Ofer Gonen be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(c)
“RESOLVED, that Mr. Assaf Segal be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until his successor is duly appointed and qualified, or until his earlier resignation or removal.”

(d)
“RESOLVED, that Dr. Vickie R. Driver be, and hereby is, re-elected to serve as a director of the Company, effective from the date hereof, until the next annual general meeting of shareholders and until her successor is duly appointed and qualified, or until her earlier resignation or removal.”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the election of any of the said nominees.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each of the resolutions included in this Proposal 1.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolutions approving the re-election of each of Messrs. Stephen T. Wills, Ofer Gonen and Assaf Segal, and Dr. Vickie R. Driver.

PROPOSAL 2
APPROVAL OF THE REAPPOINTMENT OF KOST FORER GABBAY AND KASIERER

Background

Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, or Kost Forer Gabbay and Kasierer, has served as our independent registered public accounting firm since their appointment in 2001 (the Company’s inception).  Our audit committee and Board have resolved to nominate Kost Forer Gabbay and Kasierer for reappointment as our independent registered public accounting firm until the close of the next annual general meeting of shareholders of the Company.

Our shareholders are being requested to approve Kost Forer Gabbay and Kasierer’s reappointment and authorize our board of directors (with power of delegation to our audit committee) to fix Kost Forer Gabbay and Kasierer’s compensation in accordance with the volume and nature of its services.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that (i) Kost Forer Gabbay and Kasierer, a member firm of Ernst & Young, be and hereby is reappointed as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the next annual general meeting of shareholders of the Company, and (ii) the Company’s board of directors (with power of delegation to the audit committee) be, and hereby is, authorized, to fix the remuneration of such independent registered public accounting firm in accordance with the volume and nature of its services. ”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the re-appointment of Kost Forer Gabbay and Kasierer. The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 2.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the reappointment of, and authorizing the board of directors to fix the remuneration of, the Company’s independent registered public accounting firm.

PROPOSAL 3
APPROVAL OF AN AMENDMENT TO OUR ARTICLES OF ASSOCIATION
TO INCREASE THE NUMBER OF ORDINARY SHARES THAT
WE ARE AUTHORIZED TO ISSUE TO 37,244,508 AND INCREASE
OUR AUTHORIZED SHARE CAPITAL TO NIS 372,445.08

Background

We are presently authorized to issue 32,244,508 ordinary shares.  As of April 30, 2018, of the 32,244,508 ordinary shares authorized, 27,047,737 ordinary shares were issued and outstanding, and an additional 3,229,386 ordinary shares were reserved for issuance upon exercise of stock options.

In order to provide the Company with the needed flexibility for future financial and capital requirements so that it can take proper advantage of propitious market conditions and pursue possible business acquisitions and other business opportunities, the Board recommends to increase the number of ordinary shares that we are authorized to issue from 32,244,508 ordinary shares to 37,244,508 ordinary shares and correspondingly increase the authorized share capital of our Company from NIS 322,445.08 to NIS 372,445.08.

The additional ordinary shares would also be available to us for stock dividends or splits should our Board decide that it would be desirable, in light of market conditions then prevailing, to broaden the public ownership of, and to enhance the market for, our ordinary shares.  The additional shares would be available for issuance for these and other purposes, subject to the laws of Israel and the NASDAQ listing rules, at the discretion of our Board without, in most cases, the delays and expenses attendant to obtaining further shareholder approval.  To the extent required by Israeli law or NASDAQ rules, shareholder approval will be solicited in the event ordinary shares are to be issued in connection with a merger.

Upon issuance, the additional ordinary shares authorized would have rights identical to the currently outstanding ordinary shares.  Adoption of the amendment to our Articles of Association would not have any immediate dilutive effect on the proportionate voting power or other rights of existing shareholders.  A stock split, should it be effected, would reduce our earnings per share, but would not affect the voting or economic rights of current shareholders, as each shareholder would continue to hold the same percentage interest in the Company.

Although our Board does not consider the proposed amendment to our Articles of Association to be an antitakeover proposal, the ability to issue additional ordinary shares could also be used to discourage hostile takeover attempts of the Company.  Among other things, the additional shares could be privately placed, thereby diluting the stock ownership of persons seeking to obtain control of the Company, or the Board could (to the extent legally permitted under Israeli law) adopt a shareholders’ rights plan that would provide for the issuance of additional ordinary shares in the event of certain purchases not approved by the Board.

Our Board has approved an amendment to our Articles of Association to authorize us to issue an additional 5,000,000 ordinary shares, which would increase the number of ordinary shares that we are authorized to issue to 37,244,508 ordinary shares.  In order to enable the authorization of the 5,000,000 additional ordinary shares, we are also required to increase our authorized share capital correspondingly from NIS 322,445.08 to NIS 372,445.08.

The text of the proposed amendment is annexed to this proxy statement as Appendix A.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution at the Meeting:

“RESOLVED, that Article 6 of the MediWound Ltd. Articles of Association, as amended through June 18, 2018, be, and it hereby is, amended to increase the number of authorized ordinary shares, and the authorized share capital, of the Company, as set forth in Appendix A to the Proxy Statement with respect to the 2018 Annual General Meeting of Shareholders. ”

Required Vote

Shareholders may vote for or against, or may abstain from voting, in connection with the approval of the amendment to our Articles of Association to increase the number of authorized ordinary shares from 32,244,508 to 37,244,508 and to correspondingly increase the authorized share capital of the Company from NIS 322,445.08 to NIS 372,445.08.  The affirmative vote of holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of the resolution included in this Proposal 3.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution increasing the authorized number of ordinary shares and authorized share capital of the Company.

PROPOSAL 4
APPROVAL OF 2017 ANNUAL BONUS AND AMENDMENT TO THE TERMS OF ENGAGEMENT
OF GAL COHEN,OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of service of the chief executive officer of a public company require the approval of the compensation committee, board of directors and shareholders.

According to our Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), the Company is required to prepare an Executive Management Bonus Plan, which contains a set of objectives for the Company’s executives based on the Company’s performance on a long-term basis and pursuant to measurable criteria.  In addition, a non-material portion of the bonus, which shall be up to twenty percent (20%), may be granted on the basis of non-measurable criteria and/or discretionary evaluation considering the contribution of the Company’s executive to the Company.  In December 2016, the compensation committee and our Board approved the final terms of the Executive Management Bonus Plan for 2017, or the 2017 Bonus Plan, under which up to six (6) months’ of each executive’s monthly fixed compensation for the specific year may be paid as a bonus.

Our compensation committee and our Board, in accordance with the Compensation Policy and based on the achievement of certain criteria in the 2017 Bonus Plan, and subject to approval of our shareholders, approved an annual bonus of approximately USD 129,000 (based on an exchange rate of NIS 3.6 to USD 1.00) which is equal to four (4) months’ fixed compensation, to be payable to Mr. Gal Cohen, our President and Chief Executive Officer, or the CEO Annual Bonus.

According to our Compensation Policy and the employment agreement entered into between the Company and Gal Cohen, our President and Chief Executive Officer, or the CEO, the terms of office and engagement of our CEO include a combination of fixed compensation (including base salary) and variable compensation (including bonus and equity awards).  The current base salary payable by the Company to our CEO amounts to approximately USD 283,000 (based on an exchange rate of NIS 3.6 to USD 1.00) per annum.  In light of the current level of compensation of executive officers of companies similar to ours and the fact that the base salary of our CEO has not been raised since 2014, our compensation committee and our Board, in accordance with the Compensation Policy, and subject to approval of our shareholders, approved a three percent (3%) increase in the base salary of Gal Cohen, our CEO, so that if approved, it will amount to approximately USD 292,000 (based on an exchange rate of NIS 3.6 to USD 1.00) per annum.

In making its recommendation to amend the terms of engagement with our CEO, our compensation committee and the Board considered all relevant factors under our Compensation Policy, and have come to the conclusion that the proposed amendment is consistent with the terms of the Compensation Policy.  Our compensation committee and Board, after due consideration of all terms and conditions, including applicable laws, have recommended that our shareholders approve the amendment to the terms of engagement of our CEO as set forth above in this Proposal 4.

Proposed Resolution

We are proposing the adoption by our shareholders of the following resolution:

“RESOLVED, that an annual bonus for 2017 in an amount of approximately USD 129,000 (based on an exchange rate of NIS 3.6 to USD 1.00) for, and the amendment to of the terms of engagement (i.e., a three percent (3%) increase in his base salary, to approximately USD 292,000 (based on an exchange rate of NIS 3.6 to USD 1.00) per annum, as described in Proposal 4 of the Proxy Statement with respect to the Meeting) of Gal Cohen, the Company’s President and Chief Executive Officer, be, and the same hereby is, approved. ”

Required Vote

The vote required for approval of the CEO Annual Bonus and increase in the CEO’s base salary is the affirmative vote of the holders of a majority of the voting power present or represented at the Meeting in person or by proxy and voting on this Proposal 4 (excluding abstentions and broker non-votes).

In addition, under the Companies Law, approval of the CEO Annual Bonus and increase in the CEO’s base salary requires that either of the following two voting conditions be met as part of the approval by a majority of shares present and voting thereon:

●    the majority voted in favor includes a majority of the shares held by non-controlling shareholders who do not have a conflict of interest (referred to under the Companies Law as a personal interest) concerning the approval of the CEO Annual Bonus and increase in the CEO’s base salary that are voted at the Meeting, excluding abstentions; or

●    the total number of shares held by non-controlling, non-conflicted shareholders (as described in the previous bullet-point) voted against approval of the CEO Annual Bonus and increase in the CEO’s base salary does not exceed two percent (2%) of the aggregate voting power of our Company.

Please see “Vote Required for Approval of Each of the Proposals” above in this Proxy Statement for an explanation as to what constitutes a controlling shareholder and what constitutes a conflict of interest with respect to your vote on this proposal.

A shareholder must inform our Company before the vote (or if voting by proxy, indicate via a proxy card) whether or not such shareholder is a controlling shareholder or has a conflict of interest (as described above) in the approval of the CEO Annual Bonus and increase in the CEO’s base salary, and failure to do so disqualifies the shareholder from participating in the vote on this proposal.  If you a record shareholder, in order to confirm that you are not a controlling shareholder and that you do not have a conflict of interest with respect to the approval of this proposal (and to therefore be counted towards the special majority required under this proposal), you must check the box for Item 4A on the accompanying proxy card.  If you believe that you, or a related party of yours, is a controlling shareholder or has such a conflict of interest and you wish to participate in the vote on the approval of the CEO Annual Bonus and increase in the CEO’s base salary, you should not check the box for Item 4A on the enclosed proxy card and you should not vote on the approval of the CEO Annual Bonus and increase in the CEO’s base salary via the proxy card.  Instead, you should contact our general counsel, at telephone +972-77-971-4100, fax +972-77-971-4182 or email yaronm@mediwound.com, who will provide you with a separate proxy card that is designed for you so that you can submit your vote on this proposal (although your vote will not be counted towards the special majority required for approval of this proposal).  If you hold your shares in “street name” (i.e., shares that are held through a broker or bank, trustee or other nominee), you must remember to confirm via the relevant item on the physical or electronic voting instruction form, or via the telephone voting procedure, whether or not you are a controlling shareholder or possess a conflict of interest in the approval of this proposal (when submitting your voting instructions on this proposal).

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the CEO Annual Bonus and increase in the CEO’s base salary.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 19, 2018, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the Investor Relations section of the Company’s website at www.mediwound.com.

The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers.  The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330.  The Company’s SEC filings are also available to the public on the SEC’s website at www.sec.gov.  As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements.  The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules

Yavne, Israel May 10, 2018	By order of the Board of Directors: Mr. Stephen T. Wills Chairman of the Board of Directors

APPENDIX A
TEXT OF AMENDMENT TO MEDIWOUND LTD. ARTICLES OF ASSOCIATION PURSUANT TO
PROPOSAL 3 AT THE 2018 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Article 6 shall be amended and restated in its entirety to read as follows:

SHARE CAPITAL

6. The share capital of the Company shall consist of NIS 372,445.08 divided into 37,244,508 Ordinary Shares, of a nominal value of NIS 0.01 each (the “Ordinary Shares”).